UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Acorn Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

004848107

(CUSIP Number)

Jan H. Loeb, c/o Acorn Energy, Inc., 1000 N West St., Suite 1200, Wilmington DE 19801

(302) 656-1708

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004848107	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jan H. Loeb
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,574,870 (1)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,574,870 (1)
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,574,870 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.31%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 1,479,454 shares held by Mr. Loeb, 60,416 shares underlying currently exercisable options held by Mr. Loeb, and 35,000 currently exercisable warrants held by Leap Tide Capital Management LLC. Mr. Loeb is the sole manager of Leap Tide Capital Management LLC, with sole voting and dispositive power over the securities held by such entity. Mr. Loeb disclaims beneficial ownership of the securities held by Leap Tide Capital Management LLC except to the extent of his pecuniary interest therein.

CUSIP No. 004848107	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $.01, of Acorn Energy, Inc., whose principal executive offices are located at 1000 N West St., Suite 1200, Wilmington, Delaware 19801.

Item 2. Identity and Background.

This statement is filed by Jan H. Loeb, whose address is c/o Leap Tide Capital Management, 10451 Mill Run Circle, Suite 400, Owings Mills, Maryland 21117. Mr. Loeb is the President, CEO and a Director of Acorn Energy, Inc.

During the last five years, Mr. Loeb has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in Mr. Loeb being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Mr. Loeb is a US citizen.

Item 3. Source or Amount of Funds or Other Consideration.

The shares reported as beneficially owned were acquired over time in multiple open-market transactions, each at the respective market price per share at the time the purchases were made, and were purchased with Mr. Loeb’s personal funds. The exercisable options and warrants were awarded at various times to Mr. Loeb by Acorn Energy, Inc., as compensation for his service as the company’s President and CEO.

Item 4. Purpose of Transaction.

The shares have been acquired by Mr. Loeb for investment purposes. Mr. Loeb may in the future acquire additional shares of Common Stock of Acorn Energy, Inc., and may dispose of all or a portion of the Common Stock he beneficially owns in one or more open-market or privately-negotiated transactions.

Item 5. Interest in Securities of the Issuer.

Mr. Loeb beneficially owns, and has sole voting and dispositive power with respect to, 1,574,870 shares, representing 5.31% of the total shares outstanding, of Common Stock of Acorn Energy, Inc. Mr. Loeb’s beneficial holdings include 1,479,454 issued and outstanding shares, 60,416 shares underlying currently exercisable options held by Mr. Loeb, and 35,000 currently exercisable warrants held by Leap Tide Capital Management LLC. Mr. Loeb is the sole manager of Leap Tide Capital Management LLC, with sole voting and dispositive power over the securities held by such entity. Mr. Loeb disclaims beneficial ownership of the securities held by Leap Tide Capital Management LLC except to the extent of his pecuniary interest therein.

Mr. Loeb’s transactions in Acorn Energy, Inc., Common Stock during the past 60 days are as follows:

1.	Purchased 33,280 shares on 12/14/18 at $0.28 per share;

2.	Purchased 50,000 shares on 12/14/18 at $0.2785 per share;

3.	Purchased 20,000 shares on 12/17/18 at $0.2388 per share;

4.	Purchased 50,000 shares on 12/18/18 at $0.24 per share;

5.	Purchased 38,000 shares on 12/18/18 at $0.2587 per share.

No other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds of the sale of, any of the Common Stock of Acorn Energy, Inc., beneficially owned by Mr. Loeb.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 004848107	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jan H. Loeb
Jan H. Loeb

December 27, 2018